

Mail Stop 7010

December 29, 2008

Mr. A. Mark Zeffiro
Chief Financial Officer
TriMas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, MI 48304

> **RE: Form 10-K for the fiscal year ended December 31, 2007**
> **Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and**
> **September 30, 2008**
> **File No. 1-10716**

Dear Mr. Zeffiro:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

General

2. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and intangible assets, please disclose the following in future filings:
    - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
    - You use the present value of estimated future cash flows and other market valuation measures to determine the fair value of each reporting unit. Please expand your disclosures to include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful in preparing the goodwill impairment analyses;
    - How you weight each of the methods used including the basis for that weighting;
    - A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
    - If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

3. In addition, please enhance your disclosure to comprehensively discuss the continuing negative trends in the RV & Trailer Products segment and the Recreational Accessories segment. Include a detailed description of your plans for dealing with the adverse effects of the conditions and events.

4. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Liquidity and Capital Resources, page 61

5. Please expand your disclosure to discuss all material changes in your operating activities as depicted in your statement of cash flows, including net proceeds from the sale of receivables and receivables securitization and the changes in asset and liability line items.

6. It appears that you fund your operations from cash flow from operations and borrowings under your Credit Facility. Please further enhance your disclosures in future filings to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In this regard, we note that significant cash flows from the Credit Facility have been required to fund operations and capital expenditures. Please describe how you determined that remaining availability under the Credit Facility will continue to be sufficient to meet your needs.

7. We remind you that Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent economic events, including the credit shortage, as well as your consolidated recurring losses and the negative trends in your Recreational Accessories and RV & Trailer Products operating segments, please expand your disclosures to comprehensively address the current and potential future impact of these trends and conditions on your liquidity and capital resources.

Critical Accounting Policies, page 67

8. Since your critical accounting estimates and assumptions are based on matters that are highly uncertain, please provide a sensitivity analysis for the underlying assumptions regarding your pensions. Please provide quantitative as well as qualitative disclosures. For example, if reasonably likely changes in the long-term rate of return, discount rate or other assumptions used in accounting for your pension plan would have a material effect on your financial condition or operating performance, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified. See Section V of SEC Interpretive Release No. 33-8350 – Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

9. You disclose on page 69 that together with your third-party actuaries you determined assumptions which impact reported plan obligations and expense. We also note your disclosure on page 25 that you utilized an independent valuation firm to assist in valuing your intangible assets. Please tell us the nature and extent of these third parties' involvement and tell us whether you believe they were acting as experts as defined in the Securities Act of 1933. If these third parties are experts and you continue to refer to them, please name the parties.

Item 8 – Financial Statements and Supplementary Data

General

10. We note your disclosure regarding restricted net assets of the guarantor subsidiaries on page 90 and elsewhere in the filing. Please tell us what consideration you gave to presenting Schedule I as required by Rule 5-04 of Regulation S-X.

Note 3 – Summary of Significant Accounting Policies, page 76

Depreciation and Amortization, page 77

11. Please disclose the line item(s) in which you include depreciation and amortization, as well as the amounts included in each line item for each period presented. If you do not allocate depreciation and amortization to cost of sales, please revise your presentation to comply with SAB Topics 11:B and 7:D and remove your presentations of gross profit throughout the filing.

Item 9A – Controls and Procedures, page 119

Management's Annual Report on Internal Control over Financial Reporting, page 119

12. Please revise to state that the registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by this Item has issued an attestation report on your internal control over financial reporting. See Item 308(a)(4) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

13. Please address the above comments in your interim filings as well, as applicable.

14. We note your disclosure on page 24 that you adopted SFAS 157 effective January 1, 2008. It is unclear from your disclosures whether you have any financial assets and/or liabilities that you measured at fair value as of September 30, 2008 in accordance with SFAS 157. If you do have any financial assets and/or liabilities that you measured at fair value as of September 30, 2008, please help us understand how you have met the disclosure requirements set forth in paragraphs 32-35 of SFAS 157 and in Appendix A to SFAS 157. Please revise or advise.

Item 1 – Financial Statements, page 5

Goodwill and Other Intangible Assets, page 12

15. We note that you completed your annual impairment testing of goodwill and indefinite-lived intangible assets as of December 31, 2006. Given your results of operations for the nine months ended September 30, 2008 for the RV & Trailer Products segment and the Recreational Accessories segment, please tell us whether you concluded there were triggering events that would require an interim test during this period. If you concluded that there were no triggering events, please elaborate. See paragraph 28 of SFAS 142.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

General

16. We note your disclosure on page 13 that you sold an undivided interest of accounts receivable under a factoring arrangement in the amount of approximately $3.9 million in the nine months ended September 30, 2008, as opposed to $11.9 million in the nine months ended September 30, 2007 and $15.9 million in the year ended December 31, 2007. Please disclose the reasons for the decrease in sales of accounts receivable and the impact this has had on your liquidity.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward M. Kelly, Staff Attorney, at (202) 551-3728 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief